Exhibit 99.1

ASX/Media Release

Immutep Reports Promising Clinical Data from INSIGHT-003 Trial at ESMO Congress 2023

•	Promising efficacy and tolerability reported from efti plus anti-PD-1 therapy and doublet chemotherapy as first line therapy in metastatic non-squamous non-small cell lung cancer continues

•

Strong 71.4% Overall Response Rate, 90.5% Disease Control Rate, 10.1-month median Progression Free Survival (PFS), and median Overall Survival (OS) that has not been reached, despite 81% of patients having low or negative PD-L1 expression

•	In the difficult-to-treat PD-L1 TPS <50% patient population, the triple combination achieved a high 70.6% response rate and median PFS that exceeded 10 months in both low and negative PD-L1 patients

•	Non-small cell lung cancer patients with low or negative PD-L1 expression (TPS <50%) represent roughly 65% of the overall patient population and remain an area of high unmet need

SYDNEY, AUSTRALIA – 24 October 2023 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”), a clinical-stage biotechnology company developing novel LAG-3 immunotherapies for cancer and autoimmune disease, today provides an overview of the promising clinical data from the investigator-initiated INSIGHT-003 trial. The study evaluates a triple combination of eftilagimod alpha (“efti”), a soluble LAG-3 protein and MHC Class II agonist, with anti-PD-1 therapy (pembrolizumab) and doublet chemotherapy (carboplatin/pemetrexed) as front-line therapy for metastatic or advanced non-squamous non-small cell lung cancer (NSCLC).

Prof. Dr. Salah-Eddin Al-Batran of the Frankfurt Institute of Clinical Cancer Research IKF and project lead stated: “Our broad experience evaluating efti across numerous solid tumour indications as monotherapy and in combination with immune checkpoint inhibitors has furthered our understanding of the complementary mechanisms of action at play with this novel MHC class II agonist. We are building deeper insights into how efti jumpstarts the immune system to fight cancer through activation of dendritic cells, and its synergy with anti-PD-1 therapy. Now with this IO-IO-chemotherapy combination, cytotoxic CD8+ T cells that are activated and significantly proliferate via efti can be armed with chemo-induced tumour antigens to drive an even greater immune response. We’re seeing early yet powerful results, especially in low and negative PD-L1 expressing patients in need of new therapies to combat cancer.”

The poster presentation at ESMO Congress 2023 showed the triple combination therapy continues to be well-tolerated with strong signals of efficacy. The clinical data1 included a positive median Overall Survival (OS) that was not reached and encouraging median Progression Free Survival (PFS) of 10.1 months. Additionally, the IO-IO-chemo combination achieved a 71.4% Overall Response Rate (ORR) 90.5% Disease Control Rate (DCR), and showed positive early trends in 12-month OS and PFS rates.

Notably, 81% (17/21) of patients in the trial had a PD-L1 Tumor Proportion Score (TPS) of <50%, including PD-L1 negative (TPS <1%) and PD-L1 low (TPS 1-49%), who are less responsive to anti-PD-1 based therapy as compared to PD-L1 high (TPS >50%) patients. In this difficult-to-treat NSCLC patient population with PD-L1

TPS <50%, the triple combination’s 70.6% ORR 10.9-month median PFS (TPS 1-49%) and 10.1 month median PFS (TPS <1%) compare favourably to the reported 40.8% response rate, 9.2-month median PFS (TPS 1-49%), and 6.2-month median PFS (TPS <1%) from a registrational trial of anti-PD-1 and doublet chemotherapy.2 Furthermore, the triple combination appears to be safe, and the addition of efti does not appear to increase the toxicity of the standard chemo-immunotherapy regimen.

Best Overall Response from Baseline by PD-L1 Status

Immutep CSO, Dr. Frédéric Triebel, said: “Immutep continues to prioritise non-small cell lung cancer, one of the largest cancer indications globally, as the most significant area of focus in our late-stage development pipeline. The compelling data that our proprietary MHC Class II agonist has generated in combination with immune checkpoint inhibitors for NSCLC patients positions efti as one of the more promising clinical candidates in immuno-oncology today. This is applicable regardless of patient PD-L1 expression, and particularly in patients with negative or low PD-L1 levels who typically respond poorly to checkpoint treatment and for which we see strong potential with this IO-IO-chemo combination.”

Patients with high, low, and negative PD-L1 expression represent approximately 30%, 35%, and 35%, respectively, of the metastatic non-small cell lung cancer patient population. Unlike many immuno-oncology (IO) combinations that focus on high PD-L1 expressing patients, compelling clinical results to date from efti’s clinical trials suggest it may be uniquely positioned to effectively address low and high PD-L1 expressors through chemo-free IO-IO combinations, and potentially the entire NSCLC patient population with a focus on patients with TPS <50% with IO-IO-chemo combinations.

About INSIGHT-003

INSIGHT-003 is an investigator-initiated study conducted by the Frankfurt Institute of Clinical Cancer Research IKF. It is being run as the third arm (Stratum C) of the ongoing Phase I INSIGHT trial with Prof. Dr. Salah-Eddin Al-Batran as lead investigator. The study is evaluating a triple combination therapy in front line non-small cell lung cancer patients consisting of efti administered subcutaneously in conjunction with an existing approved standard-of-care combination of anti-PD-1 therapy (pembrolizumab) and chemotherapy (carboplatin and pemetrexed) delivered intravenously. The trial will assess the safety, tolerability, and initial efficacy of the combination.

About Eftilagimod Alpha (Efti)

Efti is Immutep’s proprietary soluble LAG-3 protein and MHC Class II agonist that stimulates both innate and adaptive immunity for the treatment of cancer. As a first-in-class antigen presenting cell (APC) activator, efti binds to MHC (major histocompatibility complex) Class II molecules on APC leading to activation and proliferation of CD8+ cytotoxic T cells, CD4+ helper T cells, dendritic cells, NK cells, and monocytes. It also upregulates the expression of key biological molecules like IFN-g and CXCL10 that further boost the immune system’s ability to fight cancer.

Efti is under evaluation for a variety of solid tumours including non-small cell lung cancer (NSCLC), head and neck squamous cell carcinoma (HNSCC), and metastatic breast cancer. Its favourable safety profile enables various combinations, including with anti-PD-[L]1 immunotherapy and/or chemotherapy. Efti has received Fast Track Designation in 1st line HNSCC and in 1st line NSCLC from the United States Food and Drug Administration (FDA).

About Immutep

Immutep is a clinical-stage biotechnology company developing novel LAG-3 immunotherapy for cancer and autoimmune disease. We are pioneers in the understanding and advancement of therapeutics related to Lymphocyte Activation Gene-3 (LAG-3), and our diversified product portfolio harnesses its unique ability to stimulate or suppress the immune response. Immutep is dedicated to leveraging its expertise to bring innovative treatment options to patients in need and to maximise value for shareholders. For more information, please visit www.immutep.com.

Australian Investors/Media:

Catherine Strong, Citadel-MAGNUS

+61 (0)406 759 268; cstrong@citadelmagnus.com

U.S. Media:

Chris Basta, VP, Investor Relations and Corporate Communications

+1 (631) 318 4000; chris.basta@immutep.com

1.	According to RECIST1.1 (data cut-off of August 1, 2023).
2.

Journal of Clinical Oncology 2020 38:14, 1505-1517, Updated Analysis From KEYNOTE-189: Pembrolizumab or Placebo Plus Pemetrexed and Platinum for Previously Untreated Metastatic Nonsquamous Non–Small-Cell Lung Cancer

This announcement was authorised for release by the Board of Immutep Limited.

Immutep Limited, Level 33, Australia Square, 264 George Street, Sydney NSW 2000, Australia

ABN: 90 009 237 889